UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant’s name into English)

37A, Avenue J.F. Kennedy
L-1855, Luxembourg
Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

GLOBANT S.A.

FORM 6-K

Globant S.A. (the “Company”) is furnishing under the cover of Form 6-k the following:

Amendment No. 2 to the Fourth Amended and Restated Credit Agreement

On October 29, 2026, the Company and Globant, LLC, a U.S. subsidiary of the Company (the “Original Borrower”, and together with the Company, collectively, the “Borrowers”), entered into Amendment No. 2 to that certain Fourth Amended and Restated Credit Agreement (the “Amendment”), which amends the existing Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended by Amendment No. 1, dated June 18, 2025, the “Existing Credit Agreement”, and the Existing Credit Agreement as amended by the Amendment, the “Credit Agreement”), with HSBC Bank USA, National Association, as administrative agent, issuing bank and swingline lender, and certain financial institutions listed therein as lenders.

Pursuant to the Amendment, the Company became an additional borrower under the Credit Agreement and in connection therewith the Borrowers refinanced in part the term loan indebtedness outstanding under the Existing Credit Agreement. Under the Credit Agreement, (i) the outstanding principal amount of the term loan tranche is $300 million (the “Term Loan”) and held by HSBC Bank USA, National Association, Bank of China Limited, New York Branch, PNC Bank, National Association, Citibank, N.A., Bank of America, N.A., Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, BNP Paribas, First-Citizens Bank & Trust Company, and Taiwan Cooperative Bank, Ltd.; and (ii) the Borrowers may borrow up to $550 million under the revolving credit facility (the “Revolving Loan”, and together with the Term Loan, the “Loans”), which is made available to the Borrowers by HSBC Bank USA, National Association, Bank of China Limited, New York Branch, PNC Bank, National Association, Citibank, N.A., JPMorgan Chase Bank, N.A., Bank of America, N.A., Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, BNP Paribas, Goldman Sachs Bank USA, and Taiwan Cooperative Bank, Ltd., subject to a $300 million sublimit and a minimum liquidity condition of $50 million with respect to Revolving Loans borrowed directly by the Company. HSBC Securities (USA), Inc., Bank of China Limited, New York Branch, PNC Capital Markets LLC, Citibank, N.A., and Bank of America, N.A. acted as Joint Lead Arrangers and Joint Bookrunners, and Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, JPMorgan Chase Bank, N.A., and BNP Paribas acted as Joint Syndication Agents.

The Credit Agreement continues to permit the Borrowers to request increases of the maximum amount available under the revolving facility, and request term loan tranches, in an aggregate amount not to exceed $350 million plus additional amounts, so long as the Maximum Net Leverage Ratio (as defined in the Credit Agreement) does not exceed 3.00:1.00 after giving effect thereto. The Borrowers used a combination of cash from the balance sheet and Revolving Loan borrowings to repay in part the outstanding balance of the term loan indebtedness under the Existing Credit Agreement. The Loans under the credit facility have a maturity date of October 29, 2031.

Interest on the Loans will accrue at a rate per annum equal to either (i) SOFR plus between 1.00% and 1.875%, or (ii) the Alternate Base Rate (as defined in the Credit Agreement) plus between 0.00% and 0.875%, at the option of the Borrowers. The applicable margin and the commitment fee rate will be determined quarterly based upon the Maximum Net Leverage Ratio, provided that no more than $100,000,000 of unrestricted, unencumbered cash or cash equivalents may be used in calculating such Maximum Net Leverage Ratio for purposes of determining the applicable margin and the commitment fee rate.

The Borrowers’ obligations under the Credit Agreement are guaranteed by the Company’s Subsidiary, Globant España S.A., and the Original Borrower’s subsidiary, Globant IT Services Corp. (the “Subsidiary Guarantor”), and are secured by substantially all of the Original Borrower’s and the Subsidiary Guarantor’s now owned and after-acquired assets and certain of the Company’s now owned and after-acquired receivables and bank accounts in Luxembourg. The Credit Agreement includes customary negative and affirmative covenants, compliance with which may limit the flexibility of the Borrowers in operating their business and their ability to take actions that might be advantageous to them and the Company’s shareholders. The Borrowers are required to comply with a minimum interest coverage ratio of 3.50:1.00.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-286306) and on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022, 333-255113, 333-266204, 333-281049 and 333-295282), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1	Amendment No. 2 to Fourth Amended and Restated Credit Agreement, dated October 29, 2029, by and among the Company and Globant, LLC, as borrowers, HSBC Bank USA, National Association, as administrative agent, issuing bank and swingline lender, and certain financial institutions listed therein, as lenders.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ JUAN URTHIAGUE
Name: Juan Urthiague
Title: Chief Financial Officer

Date: October 29, 2026